FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of   December, 2002
Commission File Number 333-7182-01

                                    CEZ, a. s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                      Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



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The following information was filed by CEZ, a. s. in the Czech language with the
Prague Stock Exchange as required by its rules and regulations:

The power utility CEZ has received today the consent of the Office for the Protection of Economic Competition to the concentration of CEZ and the distribution companies that was approved by the Government of the Czech Republic. This consent was issued subject to certain terms and conditions. CEZ had not been acquainted in advance with the text of the decision.

 The terms and conditions for the consummation of the transaction

     o To transfer the 34% stake in CEPS left to CEZ after the transaction to the State within one year.
     o To transfer 34% stakes in JCE, JME and PRE, where CEZ acquires a minority stake through the transaction, within one year.
     o To transfer the entire newly acquired majority stake in one of five distribution companies (SCE, ZCE, STE, VCE or SME) within one year.





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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



              CEZ, a. s.

       ___________________________
             (Registrant)
    By:___________________________
           Libuse Latalova
    Head of Finance Administration




Date: December 11, 2002